OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

BIOTIME INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09066L105

(Cusip Number)

Gary K. Duberstein, Esq.
Greenway Partners, L.P.
110 E. 59th Street, Suite 3203
New York, New York 10022
(212) 355-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066L105			Page 2 of 14

1.	Name of Reporting Person: GREENBELT CORP.		I.R.S. Identification Nos. of above persons (entities only): 13-3791931

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,072,274

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,072,274

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,072,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 09066L105			Page 3 of 14

1.	Name of Reporting Person: GREENWAY PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3714238

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 224,624

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 224,624

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 4 of 14

1.	Name of Reporting Person: GREENHOUSE PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-3793447

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 09066L105			Page 5 of 14

1.	Name of Reporting Person: GREENBROOK VALLEY LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 6 of 14

1.	Name of Reporting Person: GREENMINT LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 224,624

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 224,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 09066L105			Page 7 of 14

1.	Name of Reporting Person: ALFRED D. KINGSLEY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,134,531

		8.	Shared Voting Power: 1,296,898

		9.	Sole Dispositive Power: 4,134,531

		10.	Shared Dispositive Power: 1,296,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,431,429

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 09066L105			Page 8 of 14

1.	Name of Reporting Person: GARY K. DUBERSTEIN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,936

		8.	Shared Voting Power: 1,296,898

		9.	Sole Dispositive Power: 12,936

		10.	Shared Dispositive Power: 1,296,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,309,834

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.0%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, and Amendment No. 13 dated January 26, 2004 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.     PURPOSE OF TRANSACTION

          The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

          (a)     As of February, 2004, the Reporting Persons beneficially owned in the aggregate 5,444,365 Shares constituting 29.8 of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, such aggregate number includes (i) 310,769 Kingsley Warrant Shares, (ii) 139,999 PIK Warrant Shares (iii) 20,000 Greenbelt Consulting Shares, (iv) 876,622 Debenture Shares, including 292,207 shares issuable upon the exercise of warrants, (v) 335,227 Standby Purchase Shares issuable upon the exercise of warrants, and (vi) 312,429 shares issuable upon the exercise of Rights Offer Warrants. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of (a) the 13,654,949 Shares outstanding on November 3, 2003, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, plus (b) the shares described in the preceding sentence to the extent a Reporting Person beneficially owns such shares, and (c) 2,560,303 shares reported to have been sold by the Company in the Rights Offer. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, (a) the Greenbelt Consulting Shares and the shares issuable upon the exercise of the Rights Offer Warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the Rights Offer Warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the Kingsley Warrant Shares, 139,999 PIK Warrant Shares, Debenture Shares, Standby Purchase Shares, and the shares issuable upon the exercise of the Rights Offer Warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the Rights Offer Warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

		Approximate Percentage
Name	Number of Shares	of Outstanding Shares

Greenbelt	1,072,274	6.6%
Greenway	224,624	1.4%
Kingsley	4,134,531	22.9%
Duberstein	12,936	0.08%

          Greenbelt has direct beneficial ownership of 1,072,274 Shares, including the 20,000 Greenbelt Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

          Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

          (b)     If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, and when the 20,000 Greenbelt Consulting Shares are issued, it would have the sole power to vote or direct the vote of 1,072,274 Shares, and the sole power to dispose or direct the disposition of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

          If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 224,624 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

          If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 4,134,531 Shares and the sole power to dispose or direct the disposition of such Shares.

          If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.

          (c)     Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 13 is set forth in Item 6.

          (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

          (e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On December 10, 2003, the Company distributed 13,654,949 subscription rights (“Rights”) to its shareholders. The Company’s shareholders received one Right for each share owned, and the Rights entitled the holders to purchase one “Unit” for every eight Rights owned

(the “Rights Offer”). Each Unit consists of one new common share and one-half of a Warrant to purchase an additional common share. The Rights Offer expired on January 21, 2004 and the Company announced that the Rights Offer was over-subscribed.

          The following table shows the number of Rights received, additional Rights purchased, number of Rights exercised, and number of Shares and Warrants acquired by each of the Reporting Persons who acquired such securities. Mr. Kingsley acquired 129,681 Units, Greenbelt acquired 48,403 Units, and Greenway acquired 77,907 Units, through the exercise of the over-subscription privilege.

	Rights	Rights	Rights	Shares		Warrants
Name	Received	Purchased	Exercised	Acquired		Acquired

Kingsley	1,888,709	186,200 (1)	2,074,909	389,044	(2)	194,521	(2)
Greenbelt	774,460	0	774,460	145,210	(2)	72,604	(2)
Greenway	90,750	0	90,750	89,250	(2)	44,624	(2)
Duberstein	10,895	0	10,895	1,361		680

(1) Mr. Kingsley purchased additional Rights in open market transactions as follows: 128,600 Rights for $0.01 per Right on December 22, 2003; 21,600 Rights for $0.011 per Right on December 23, 2003; and 36,000 Rights for $0.01 per Right on December 24, 2003.

(2) Includes Units acquired through the over-subscription of the Rights exercised.

          Under the Standby Purchase Agreement with the Company, the Participating Debenture Holders (including Mr. Kingsley) have agreed to exchange $1,500,000 of their Debentures for Units, if the Rights offer is over-subscribed so that BioTime issues all of the Units reserved to fill excess over-subscriptions, and if the Guarantors purchase all 428,571 additional Units offered to them. Mr. Kingsley has assigned to another Guarantor his right to acquire his pro rata portion of the additional Units offered to the Guarantors. Mr. Kingsley would be entitled to acquire 584,415 Units (584,415 common shares and 292,207 warrants) in exchange for $818,182 of his Debentures if all of the Participating Debenture Holders are required to exchange a total of $1,500,000 of Debentures for Units.

     Under the Standby Purchase Agreement, Mr. Kingsley received total cash fees of $67,045.47 and warrants to purchase 335,227 shares in consideration of his participation as a Guarantor and Participating Debenture Holder.

          Each Reporting Person may hold for investment purposes the common shares and warrants acquired through the exercise of Rights or, in the case of Mr. Kingsley, under the Standby Purchase Agreement, or they may sell common shares and warrants from time to time on the AMEX at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions. They also may sell common shares in connection with the exercise of their warrants or they may hold those shares for investment purposes and sell them at later date.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  February 2, 2004

GREENHOUSE PARTNERS, L.P		GREENMINT LLC
By:	Greenmint LLC,
	its general partner	By:	/s/ Gary K. Duberstein_

Gary K. Duberstein,
By:	/s/ Gary K. Duberstein		Member

Gary K. Duberstein,
	Member	GREENBROOK VALLEY LLC
		By:	/s/ Alfred D. Kingsley_

GREENWAY PARTNERS, L.P.			Alfred D. Kingsley
By:	Greenhouse Partners, L.P.,		Member
its general partner
By:	Greenmint LLC, its general partner
By:	/s/ Gary K. Duberstein

Gary K. Duberstein,
Member

GREENBELT CORP.
By:	/s/ Alfred D. Kingsley

Alfred D. Kingsley,
President
/s/ Alfred D. Kingsley

Alfred D. Kingsley
/s/ Gary K. Duberstein

Gary K. Duberstein